Exhibit 99.1

Perion Announces Neutronian’s Study of over 110 Campaigns Demonstrates 2X CTR Lift by Using
SORTTM Targeting Technology Over Traditional Third-Party Cookies

Data confirmed by Stop & Shop demonstrated that SORT significantly contributed to a 33% lift in in-store visits

TEL AVIV & NEW YORK, June 15, 2022, Perion Network Ltd. (NASDAQ: PERI) (TASE: PERI) a global advertising technology company that delivers holistic solutions across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – and Neutronian, the independent certification platform that brings quality and trust to the marketing ecosystem – today announced the results of a rigorous data review and analysis of 110 campaigns using SORTTM technology.

The side-by-side analysis of over 110 campaigns found that SORTTM consistently outperformed third-party cookies, while protecting consumer privacy and providing total anonymity by not tracking or storing user data. All SORTTM campaigns displayed the “SORT Seal”, a badge of verification allowing brands to signal their respect of user privacy, so that users can instantly determine which ad is “safe to click”.

The innovative grocer Stop & Shop, a subsidiary of Ahold Delhaize, conducted their own side-by-side comparative analysis. “Going into 2022, Stop & Shop wanted to ensure that we were ready for the cookieless future by working with partners that were putting both privacy and innovation first. SORTTM checked all the boxes. We were able to run it alongside our traditional targeting methods, it was scalable across our geo-specific campaigns, it was so easy to activate and best of all, we are seeing it significantly outperform our third-party cookie-based tactics. We now feel confident that when cookies truly are a thing of the past, we are fully prepared!”, said Shoshana Przybylinkski, Media Director, AMP Agency, the agency for Stop & Shop.

Unlike cookie-free solutions that continue to compile user data, SORTTM targets consumers based on the behaviors they exhibit at the time of an advertising encounter - without utilizing their personal identities - through real-time data signals gathered when a user lands on any page in its network.

“In the past, marketers faced a tough choice between privacy and performance, with the latter meaning compromise on return on advertising spend (ROAS),” said Doron Gerstel, CEO of Perion. “SORTTM is a paradigm shift that combines privacy, performance and profits. The analysis of real-time behavior – which changes as emotions, desires, and context are in constant motion – means that we don’t use often misleading historical data to drive automation. We expect to significantly increase the number of SORTTM-Based campaigns by the end of the year as more and more marketers seek our innovative platform”.

“Perion asked us to provide an objective, no-punches-pulled analysis of SORTTM, and we did exactly that” said Timur Yarnall, CEO of Neutronian. “SORTTM significantly outperformed traditional third-party cookies. The lifts were at their highest level when SORTTM was paired with Undertone’s high impact formats. SORTTM is a scalable, cookieless solution capable of delivering powerful results. As companies prepare for the deprecation of third-party cookies, I believe that marketers will benefit from evaluating SORTTM as a core solution to achieving campaign performance in a cookieless world.”

The superior performance of SORTTM over third-party cookies is shown in the following data for Q1 2022 Undertone campaigns and verified by Neutronian:

Format	Targeting Tactic	Impressions	Clicks	CTR	Lift
Page Grabber	SORT™	30,463,379	1,498,711	4.92%	Over 2X Increase (117% Lift)
Page Grabber	Third-Party Cookie-Based	11,854,357	268,898	2.27%

SORTTM -based campaigns for consumer-focused categories such as consumer goods, utilities and technology, had the greatest increases in display CTR. Importantly, SORTTM and Undertone’s high impact solutions can be readily implemented across all platforms, screens, and devices; no integrations are needed.

Find more information on SORTTM visit Perion’s website here.

About Perion Network Ltd.

Perion (Nasdaq: PERI) is a global technology company that delivers holistic strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

About SORTTM

SORTTM, or Smart Optimization of Responsive Traits, is a technology outcome of Perion’s investment in its “Intelligent HUB” – a platform for pulling in signals across all advertising channels and optimizing traffic at scale, yielding superior engagement metrics and KPIs. SORT is being offered by Undertone, a Perion company and the leader in data-driven, intelligent high impact campaigns. The multi-dimensional targeting technology identifies otherwise unrecognized similarities between users and creates different groups – which is the “Responsive Traits” component of the platform.

About Neutronian

Neutronian is a SaaS company providing the industry’s most comprehensive independent data certification. Offering a quality and compliance “credit score” of MarTech data, Neutronian brings much-needed clarity and trust to the ecosystem. Their comprehensive definition of data quality includes more than just performance and accuracy – it includes everything that a marketer or brand needs to know about a dataset before using it. Neutronian’s thorough approach to data certification provides marketers and brands with the transparency they need to make data-driven marketing decisions. High-quality, privacy-compliant data providers can be rewarded for their efforts via faster sales cycles and increased trust from customers by acquiring a Neutronian certification. For more information, please visit neutronian.com

About Undertone

Undertone creates memorable ad experiences by thoughtfully orchestrating solutions across video, advanced TV, rich media, and social, to drive unmatched brand lift and audience engagement on virtually every screen, and every device. Their award-winning creative team uses the company’s 20 years of experience, and billions of impressions worth of data to intelligently craft campaigns that can drive full-funnel KPIs while making meaningful connections with the 200M+ unique users they can reach every month. Undertone brings the art and science of advertising together to intelligently craft campaigns that uplift consumers, brands, and publishers alike. Visit undertone.com to learn more.

About Stop & Shop

A neighborhood grocer for more than 100 years, Stop & Shop offers a wide assortment with a focus on fresh, healthy options at a great value. Stop & Shop's GO Rewards loyalty program delivers personalized offers and allows customers to earn points that can be redeemed for gas or groceries every time they shop. Stop & Shop customers can choose how and where they want to shop - whether in-store or online for delivery or same day pickup. The company is committed to making an impact in its communities by fighting hunger, supporting our troops, and investing in pediatric cancer research to help find a cure. The Stop & Shop Supermarket Company LLC is an Ahold Delhaize USA Company and employs 58,000 associates and operates more than 400 stores throughout Massachusetts, Connecticut, Rhode Island, New York and New Jersey. To learn more about Stop & Shop, visit our website here.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements, and our preliminary results also constitute forward looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com